UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 3, 2004

Carmanah Technologies Corporation

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    X            No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

FOR IMMEDIATE RELEASE	Tuesday, February 3, 2004
(No.2004-02-02)

CARMANAH ANNOUNCES BOUGHT PRIVATE PLACEMENT FINANCING

Vancouver, British Columbia, Canada – Tuesday, February 3, 2004 - Carmanah Technologies Corporation (TSX V: CMH - Carmanah) is pleased to announce that it has reached an agreement with Canaccord Capital Corporation ("Canaccord") to raise $5.0 million on a bought deal basis (the "financing").

The financing will consist of a private placement of 3,030,303 units at a price of $1.65 per unit (a “Unit”).  Each Unit will consist of one common share and one half of one (1/2) common share purchase warrant.  Each full common share purchase warrant (a “Warrant”) will entitle the holder to acquire one additional common share at an exercise price of $2.15 per share for a period of 18 months from the date of closing of the financing.  In addition, Canaccord will have an over-allotment option to purchase up to an additional $750,000 worth of Units at a price of $1.65 per Unit until 48 hours prior to closing of the financing.

Canaccord will receive a cash commission of 7% of the gross proceeds of the financing and be granted an option to acquire that number of broker warrants equal to 10% of the number of Units sold.  Each broker warrant entitles the holder to acquire one common share at a price of $2.15 per share until 18 months from the closing of the financing.  Closing for the financing is expected to occur on or about February 19, 2004 and is subject to receipt of required regulatory approvals and the existence of applicable prospectus exemptions.

Carmanah anticipates that the proceeds from the financing will be used to further expand its industrial products sales and marketing efforts, to develop a consumer products division, as well as for general working capital purposes. “Carmanah is currently making excellent progress in several vertical markets and this additional capital will allow us to further secure our position in each of them.” said Carmanah C.E.O. Art Aylesworth. “The rapid growth in the LED (light emitting diode) industry and the worldwide demand for solar technology is providing our company with significant growth potential and we can now be confident in our ability to finance all aspects of our business plan.”

About Carmanah

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, aviation, transit, roadway, railway and mining markets.  The company currently has more than 80,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Carmanah Contacts: Mr. Praveen Varshney, Director Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2002, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  We do not assume any obligation to update the forward-looking information contained in this press release.

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone: (604) 629-0264  Toll Free: 1-866-629-0264  Fax: (604) 682-4768   e-mail: investors@carmanah.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  Carmanah Technologies Corporation

            (Registrant)

           “Peeyush K. Varshney”

Date: February 3, 2004

                 _____________________________________

          Mr. Peeyush K. Varshney, Corporate Secretary